File No. 70-09957


                           (As filed October 10, 2003)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 1
                                  TO FORM U-1/A
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                            KeySpan Insurance Company
                              One MetroTech Center
                            Brooklyn, New York 11201
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, General Counsel and Secretary
                               KeySpan Corporation
                              One MetroTech Center
                               Brooklyn, NY 11201
               (Name and address of agent for service of process)

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Item 1.  Description of Proposed Transaction

     (a) KeySpan Corporation ("KeySpan"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, KeySpan Insurance Company ("KIC") (collectively referred to herein as "Applicants"), file this post-effective amendment to seek an expansion of the authorization granted to KeySpan under a prior Securities and Exchange Commission (the "Commission") order. By order dated April 24, 2003, Holding Co. Act Release No. 27669 (the "Captive Order"), the Commission authorized KeySpan to organize a subsidiary to

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engage in activities  associated with a captive insurance company. In accordance with the Captive Order, KeySpan formed KIC, which is authorized to provide certain insurance services to KeySpan and its subsidiaries (the "KeySpan System") as more fully described in the underlying application to the Captive Order. This post-effective amendment seeks authorization for KIC to additionally provide property, boiler and machinery, and "all risk" insurance services to the KeySpan System, as described in more detail below.

     The Captive Order authorized KeySpan to organize a captive insurance company that would reinsure certain commercial insurance bought by the KeySpan System from commercial insurance companies. In particular, KIC, the captive insurance company, is authorized to provide three major types of coverage to the KeySpan System, including automobile liability, workers' compensation and general liability. In addition, KIC is authorized to provide general liability and workers' compensation insurance to its principal contractor under an Owner's Controlled Insurance Program ("OCIP"). The contractor provides scheduled gas main construction and maintenance to the KeySpan System. Except for the general liability and workers' compensation insurance provided to the principal contractor under OCIP, KIC will not extend or provide to any non-affiliated company any insurance services, unless otherwise expressly authorized by the Commission.

     KIC assumes the risk of the more predictable loss layer from the commercial insurers for automobile and general liability losses, and for workers'
compensation.   Commercial   insurance   will   continue  to  be  purchased  for
"unpredictable" losses above the predictable loss layers for automobile and general liability, and for workers' compensation from various commercial insurance companies, as was done under the program prior to the formation of KIC.

     To the extent that KIC procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums flow through ratably to the KeySpan System companies through the operation of the allocation methodology used to establish premiums.

     Applicants now propose that KIC would offer property, boiler and machinery, and "all risk" insurance services to the KeySpan System. KeySpan currently insures these property-related risks through the traditional, commercial insurance market. It has various deductibles ranging from $100,000 on common structures to $2,500,000 on the KeySpan System's power generation units. It purchases limits up to $2 billion from the commercial insurance market. Due to the state of the commercial insurance market, KeySpan has not been able to obtain coverage below the minimum $100,000 deductible. This has created a burden for some of the smaller KeySpan System companies that do not want to expose themselves to such a large self-insured retention.

     KIC could be utilized to provide property-related coverage with smaller self-insured retentions to those KeySpan System companies that do not have such a large capacity for risk. KIC would allocate premiums based on the property



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values  at  KeySpan  System  company  locations  down  to a level  of a  $10,000 deductible. This added service would not increase costs to the KeySpan System because such costs are currently, and would continue to be, paid through operating expenses. Moreover, there would be no additional staffing requirements for KeySpan System companies.

     Additionally, KIC can be used as a vehicle to lower costs to the KeySpan System companies by acting as a buffer layer between current commercial market deductibles and planned increases in such deductibles. KeySpan could engage the commercial market at higher deductibles than currently possible because KIC would insure the increased risk associated with higher deductibles. Increasing the commercial market deductibles will allow the KeySpan System to reduce commercial market premiums. The premium charged by KIC for this buffer layer would be calculated based on expected losses, utilizing the same method as used by commercial insurance companies. Moreover, the premium charged by KIC will not include an additional charge for profit or administration and will therefore provide further savings to the KeySpan System companies.

     To the extent that KIC can provide insurance at a lower cost than that which could be obtained through traditional insurers, the savings will continue to flow through ratably to the KeySpan System companies through the allocation methodology used to establish premiums.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions

         A. Sections 9 and 10

     Under Section 9(a) of the Act, it is unlawful for a registered holding company or subsidiary thereof to acquire an interest in a business unless the acquisition has been authorized by the Commission under Section 10 of the Act. The Captive Order authorized KeySpan to form KIC and to engage in the insurance activities described therein. In this application, KIC seeks to expand the scope of its authorized business and, accordingly, seeks supplemental authorization under Sections 9 and 10 of the Act.

     The Commission has previously authorized registered holding companies to organize and fund captive insurance companies and to engage in the insurance business for the benefit of associate companies. In the matter of AGL Resources, Inc. ("AGL"), Holding Co. Act Release No. 27378 (April 13, 2001), the Commission authorized AGL to organize a captive insurance company that provides various insurance services, including, but not limited to, "all-risk" property, and boiler and machinery coverage. Such services are the same services that KeySpan now requests be included in the services provided by KIC.


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

     In that matter, AGL's captive insurance company was authorized to assume predictable risks related to the business of the AGL group of companies in lines of insurance similar to the types of insurance proposed to be underwritten by KIC. Specifically, AGL's captive insurance company was permitted to engage in reinsurance activities where: (1) third-party reinsurance companies underwrite the risk; (2) the insurance relates to a permitted business activity engaged in by a member of the AGL group; (3) the captive reinsurance would reasonably be expected to save the AGL group a portion of the risk premium it would otherwise have paid; (4) the captive can obtain, as appropriate, excess or stop-loss coverage. See also Columbia Insurance Corporation, Ltd., Holding Co. Act Release No. 27051 (July 23, 1999), in which the Commission authorized the formation of a similar captive insurance company.

     KIC's captive insurance activities as currently conducted, and as proposed to be conducted with respect to the inclusion of "all-risk" property, and boiler and machinery coverage, are fully within the AGL precedent. The additional insurance activities requested herein would not subject the KeySpan System to increased risks and it offers the potential for significant savings that would accrue to the benefit of KeySpan System investors and customers. Consequently, the proposed expansion of KIC's activities are consistent with the interests of consumers, investors and the public interest generally. For these reasons, the Commission should authorize the proposed transaction.

     B. Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,034,075,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.


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

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan System, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of June 30, 2003, KeySpan's consolidated capitalization consisted of 39.78% equity and 60.22% debt. These ratios comply with the Commission's requirement that KeySpan's common equity be at least 30% of its capitalization (KeySpan Corporation, et al., Holding Co. Act Release No. 27272 (November 8, 2000); order supplemented by Holding Co. Act Release No. 27612 (December 6, 2002)). The proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at June 30, 2003, KeySpan's long term public unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through June 30, 2003.

Item 4.  Regulatory Approval.


     Although KeySpan believes that no State public utility commission has jurisdiction over the formation of KIC and the reinsurance program described above, it is KeySpan's intention to review the program with the utility commission in each state in which a KeySpan utility operates.

Item 5.  Procedure.


     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than January 2, 2004.


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

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     (a) Exhibits

          A.   Not Applicable

          B.   Not Applicable

          C.   Not Applicable

          D.   Not Applicable

          E.   Not Applicable

          F-1  Opinion of Counsel (Filed herewith)

          F-2  Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

          G    Five Year  History of Premium  Losses by Utility and  Non-utility
               Subsidiaries   (Previously  filed  with  the  Commission,   on  a
               confidential basis, in paper format on Form SE)

          H Analysis of insurance program since 1996 (Previously filed with the Commission, on a confidential basis, in paper format on Form
               SE)

          I    Break-down  of  expected   losses  in  first  year  of  operation
               (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

     (b) Financial Statements

          FS-1 Financial Projections for Captive: FiveYear Balance Sheet, Income
               Statements and Cash Flow Statements (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)


     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.


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

Item 7.  Information as to Environmental Effects.

     The transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.



















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



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                   KEYSPAN CORPORATION


                                   By:/s/ John J. Bishar, Jr.
                                          -------------------
                                          John J. Bishar, Jr.
                                          Senior Vice President, General Counsel
                                          and Secretary


                                   KEYSPAN INSURANCE COMPANY

                                   By: KEYSPAN CORPORATION

                                   By:/s/ John J. Bishar, Jr.
                                          -------------------
                                          John J. Bishar, Jr.
                                          Senior Vice President, General Counsel
                                          and Secretary
















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
                                                                Exhibit F-1


October 10, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct non-utility subsidiary, KeySpan Insurance Company ("KIC") (collectively, the "Applicants"), have applied to the Securities and Exchange Commission (the "Commission") for authority to expand the authorization granted to KeySpan under a prior Commission order dated April 24, 2003, Holding Co. Act Release No. 27669 (the "Captive Order"). In accordance with the Captive Order, KeySpan formed KIC, which is authorized to provide certain insurance services to KeySpan and its subsidiaries, including automobile liability, workers' compensation and general liability, as more fully described in the underlying application.[1] In the present post-effective amendment to the application underlying the Captive Order, KeySpan seeks authorization for KIC to additionally provide property, boiler and machinery, and "all risk" insurance services to KeySpan and its subsidiaries (the "Transaction").

     This opinion is furnished in connection with Applicants' filing of the post-effective amendment no. 1 to the pre-effective amendment no. 3 to the Application/Declaration on Form U-1/A, File No. 70-09957 (the "Application") with the Commission under the Act in connection with the Transaction.

     I am general counsel to KeySpan and have acted as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other

--------
1 The underlying application to the Captive Order is pre-effective amendment no. 3 to the application/declaration on Form U-1/A, File No. 70-09957, as filed April 23, 2003.

documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted to me as copies. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the statement contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of the Applicants or of the appropriate parent and/or subsidiary, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application shall have been obtained or made, as necessary, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transaction shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations, if any.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

          1. All U.S. state and federal laws applicable to the proposed Transaction will have been complied with;

          2. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

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


     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.

Very truly yours,


/s/John J. Bishar,Jr.
---------------------
John J. Bishar, Jr.
General Counsel



















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